SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[May 28, 2004]

Metso Corporation

(Translation of registrant’s name into English) Fabianinkatu 9 A, PO Box 1220 FIN-00101 Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_________

SIGNATURES

Date May 28, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO AND THE EUROPEAN INVESTMENT BANK AGREED ON EUR 135 MILLION R&D LOAN FACILITY

(Helsinki, Finland, May 28, 2004) - Metso Corporation (NYSE: MX; HEX: MEO) and the European Investment Bank (EIB) have signed an EUR 135 million 10-year research and development loan agreement. The facility relates to Metso’s ongoing R&D programs during the years 2003-2005. The funds are being used to the continuous improvement of Metso’s offering to its customers’ core processes in pulping, papermaking and process automation technologies. In line with Metso’s strategy, the R&D activity is focusing on the operational efficiencies during the whole life cycle of the customers’ installed machinery and systems base.

In all Metso’s Business Areas research and development is carried out in close cooperation with the customers to enhance their competitiveness. Life cycle business approach is building on long-term partnerships. It includes new investments, rebuilds, modernizations, and aftermarket and expert services. Advanced solutions including integration of machinery, automation, and information and communication technologies are important competitive strengths for Metso and require investments of long-term nature.

In 2003 Metso’s R&D expenditure amounted to EUR 141 million, and R&D employed more than 1200 R&D persons. Metso manages actively its intellectual property rights and have currently about 8900 patents and 3900 patent applications.

Under the loan facility funds may be drawn within 18 months from signing. The overall loan period will be 10 years with installments starting 3 years from each draw down.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The Corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2003, the net sales of Metso Corporation were EUR 4.3 billion. Metso has approximately 26,000 employees in 50 countries. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact: Pekka Hölttä, Senior Vice President, Corporate Treasurer, Metso Corporation, tel. +358 20 484 3195

Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 20 484 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.